Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GeoGlobal Resources Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-74245, 333-39450, 333-67720, 333-130135, 333-136065 and 333-156429) on Form S-8 of GeoGlobal Resources Inc. (the “Company”) of our reports dated March 30, 2010, with respect to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows each of the years in the three-year period ended December 31, 2009, and the information included in the cumulative from inception presentations for the period January 1, 2007 to December 31, 2009 (not separately presented), and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company.

Our report dated March 30, 2010 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and a deficit accumulated during the development stage, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report dated March 30, 2010, on the effectiveness of internal control over financial reporting as of December 31, 2009, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain an effective control environment.

“KPMG LLP” (signed)

Calgary, Canada
March 30, 2010